UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of December, 2006

                            SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                           SPIRENT COMMUNICATIONS PLC

                  VOTES CAST AT EXTRAORDINARY GENERAL MEETING

London, UK - 22 December 2006: Spirent Communications plc ("Spirent" or "the Company") (LSE: SPT; NYSE: SPM), announces that further to the announcement made earlier today regarding the result of the Extraordinary General Meeting ("EGM"), the votes cast by way of a poll on the resolutions (all of which were duly passed) were as follows:

Resolutions             For                 Against            Total votes
               Number        % of    Number        % of    Number        % of
                             shares                shares                shares
                             voted                 voted                 voted
1   THAT Mr    405,842,473   54.91   333,201,797   45.09   739,044,270   100.00
    John
    Weston be
    removed as
    a
    director
2   THAT Mr    405,887,234   54.92   333,157,294   45.08   739,044,528   100.00
    Andrew
    Given be
    removed as
    a
    director
3   THAT Mr    400,530,106   54.20   338,506,945   45.80   739,037,051   100.00
    Frederick
    D'Alessio
    be removed
    as a
    director
4   THAT Mr    467,031,324   63.19   272,012,304   36.81   739,043,628   100.00
    Edward
    Bramson be
    appointed
    as a
    director
5   THAT Mr    466,965,165   63.19   271,998,403   36.81   738,963,568   100.00
    Ian
    Brindle be
    appointed
    as a
    director
6   THAT Mr    406,614,422   55.03   332,338,669   44.97   738,953,091   100.00
    Gerard L
    Eastman
    Jr. be
    appointed
    as a
    director
7   THAT Mr    401,384,859   54.31   337,627,974   45.69   739,012,833   100.00
    Alexander
    Walker be
    appointed
    as a
    director

Note: Issued share capital at 22 December 2006 - 885,599,999 Ordinary shares of 3 & 1/3 pence each (excluding 90,251,487 Ordinary shares held in Treasury).

The Company has submitted to the UK Listing Authority, a document containing the above resolutions passed at the EGM in compliance with the Listing Rules. The UK Listing Authority has informed the Company that this document will not be available for viewing at their Document Viewing Facility until Wednesday, 27 December at the following address:

UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: (0) 20 7066 1000

                                    - ends -

Enquiries
Reg Hoare          Smithfield             +44 (0)20 7360 4900

About Spirent Communications plc

Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of cus tomers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: December 22, 2006                   By   ____/s/ Michael Anscombe____

                                                    (Signature)*